

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 3/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	34
2010 Turnover:	34%
Net Assets:	$12.6 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.52%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE, # 210
LA JOLLA, CA 92037

From Concentrate:

When it comes to the number of mutual fund stock holdings, less can be more

When purchasing stocks, the Mundoval Fund follows a conviction-based investment process. When we uncover what we feel is a solid value investment, we put meaningful assets into the company. The result is a portfolio concentrated in about 30-40 of our best stock ideas.

By comparison, the average fund in the Morningstar World Stock category holds 147 different equities, over four times as many companies held in Mundoval.[1]

While diversifying investments can have positive effects, mutual funds that are spread too thin run the risk of diluting the returns of their top stock selections. In fact, several studies have linked concentrated portfolios to greater performance over time:

- Emory University professors found that portfolio managers who ran concentrated portfolios outperformed more diversified funds by 4% each year.[2]
- Yale researchers developed a measurement called "Active Share" to determine the proportion of a mutual fund that did not overlap with its index. More concentrated funds generally held fewer stocks in common with their index and scored a higher active share as a result. The study further found that concentrated, high-active share funds consistently outperformed more diversified funds and their benchmarks, even after fees.[3]

When it comes to mutual fund stock holdings, less can be more.

1. Morningstar.com, Premium Fund Screener, April 2011. 2. Baks, Busse, Green, Fund Managers Who Take Big Bets: Skilled or Overconfident, Emory University, March 2006. 3. Cremers, Petajisto, How Active Is Your Fund Manager? A New Measure That Predicts Performance, Yale School of Management, January 2007.